UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 1, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated April 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: May 1, 2013	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Inc. to Hold Annual Meeting of Shareholders and Host Webcast to Discuss First Quarter Results May 8

CALGARY, Alberta, April 19, 2013 – Enbridge Inc. (TSX, NYSE: ENB) will hold its Annual Meeting of Shareholders in Calgary, Alberta on Wednesday, May 8, 2013. Earlier in the day, Enbridge will also host a conference call and webcast to discuss 2013 first quarter financial results and provide an update on Company developments.

Annual Meeting of Shareholders

When:	Wednesday, May 8, 2013

   1:30 p.m. MDT (3:30 p.m. EDT)

Where:	The Metropolitan Conference Centre, Ballroom

   333 – 4th Avenue S.W.

   Calgary, Alberta

A live audio webcast of the Annual Meeting will be available at www.enbridge.com/agmwebcast. A webcast replay will be available on the Company’s website approximately two hours following the event. An Mp3 and transcript will be posted to the website shortly thereafter.

For additional information on the Annual Meeting of Shareholders, including voting and attendance procedures please refer to www.enbridge.com/agminfo.

Members of the media interested in attending the meeting in person are asked to please register in advance by calling the Enbridge Media Line at 403-508-6563 or 888-992-0997.

First Quarter 2013 Earnings Webcast and Conference Call

When:	Wednesday, May 8, 2013

   7:00 a.m. MDT (9:00 a.m. EDT)

Analysts, members of the media and other interested parties can access the call:

Toll-free Dial-in: 1-800-447-0521

International Dial in: 1-847-413-3238

Passcode: 34629096#

Replay Toll-Free Dial: 1-888-843-7419

Replay International Dial: 1-630-652-3042

Replay Passcode: 34629096# (available for 7 days after call)

The call will be a live audio webcast available at www.enbridge.com/Q1. A webcast replay will be available approximately two hours following the event. An Mp3 and transcript will be posted to the website shortly thereafter.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Jennifer Varey	Jody Balko
(403) 508-6563 / 1 (888) 992-0997	(403) 231-5720
Email: Jennifer.varey@enbridge.com	Email: Jody.balko@enbridge.com

Enbridge Investor Relations
(403) 231-5957 / 1 (800) 481-2804